SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 19, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated  July 19, 2012: Nokia Corporation Q2 2012 Interim Report

INTERIM REPORT

Nokia Corporation	July 19, 2012 at 13:00 (CET +1)

Nokia Corporation Q2 2012 Interim Report

FINANCIAL AND OPERATING HIGHLIGHTS

Nokia net sales in Q2 2012 were EUR 7.5 billion, up from EUR 7.4 billion in Q1 2012

•                  Nokia Devices & Services Q2 net sales decreased 5% quarter-on-quarter.

•                  Lumia Q2 volumes increased quarter-on-quarter to 4 million units.

•                  Mobile Phones Q2 volumes increased quarter-on-quarter and year-on-year to 73 million units.

Nokia non-IFRS EPS in Q2 2012 of EUR -0.08, level with Q1 2012; reported EPS EUR -0.38

•                  Reported EPS adversely affected by non-cash valuation allowances related to deferred tax assets* of EUR 800 million, inventory-related allowances, and restructuring related charges.

•                  Devices & Services Q2 non-IFRS operating margin negative 9.1%, adversely affected by EUR 220 million of inventory-related allowances for our Lumia, Symbian and MeeGo devices. Smart Devices Q2 gross margin and contribution adversely affected by the inventory-related allowances. Q3 expected to be a challenging quarter in Smart Devices due to product transitions.

•                  Nokia Siemens Networks returned to non-IFRS operating profitability in Q2; restructuring progressing well and company seeing continued progress against new strategy that focuses on key markets and product segments.

Both gross and net cash higher year-on-year

•                  Nokia ended Q2 with gross cash of EUR 9.4 billion and net cash of EUR 4.2 billion.

•                  Net cash lower quarter-on-quarter, after EUR 742 million annual dividend payment to shareholders.

•                  Nokia Q2 net cash from operating activities of positive EUR 102 million, including receipt of EUR 400 million pre-payments from existing IPR licenses.

*The majority of Devices & Services’ Finnish deferred tax assets are indefinite in nature and remain available for Nokia to use against any potential future Finnish tax liabilities.

Commenting on the Q2 results, Stephen Elop, Nokia CEO, said:

“Nokia is taking action to manage through this transition period. While Q2 was a difficult quarter, Nokia employees are demonstrating their determination to strengthen our competitiveness, improve our operating model and carefully manage our financial resources.

We shipped four million Lumia Smartphones in Q2, and we plan to provide updates to current Lumia products over time, well beyond the launch of Windows Phone 8. We believe the Windows Phone 8 launch will be an important catalyst for Lumia. During the quarter, we demonstrated stability in our feature phone business, and enhanced our competitiveness with the introduction of our first full touch Asha devices. In Location & Commerce, our business with auto-industry customers continued to grow, and we made good progress establishing our location-based platform with businesses like Yahoo!, Flickr, and Bing. We continued to strengthen our patent portfolio and filed more patents in the first half of 2012 than any previous six month period since 2007. And, we are encouraged that Nokia Siemens Networks returned to underlying operating profitability through strong execution of its focused strategy.

We are executing with urgency on our restructuring program.  We are disposing of non-core assets like Vertu. We are taking the necessary steps to restructure the operations of the company, which included the announcement of a new program on June 14. Faster than anticipated, we have already negotiated the closure of the Ulm, Germany R&D site, and the negotiations about the planned closure of our factory in Salo, Finland are proceeding in a collaborative spirit.

We held our net cash resources at a steady level after adjusting for the annual dividend payment to our shareholders. While Q3 will remain difficult, it is a critical priority to return our Devices & Services business to positive operating cash flow as quickly as possible.”

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS second quarter 2012 results(1),(2),(3)
EUR million	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Nokia
Net sales	7 542	9 275	-19%	7 354	3%
Operating profit	-826	-487		-1 340
Operating profit (non-IFRS)	-327	391		-260
EPS, EUR diluted	-0.38	-0.10		-0.25
EPS, EUR diluted (non-IFRS)(4)	-0.08	0.06		-0.08
Net cash from operating activities	102	-176		-590
Net cash and other liquid assets(5)	4 197	3 891	8%	4 872	-14%
Devices & Services(6)
Net sales	4 023	5 467	-26%	4 246	-5%
Smart Devices net sales	1 541	2 351	-34%	1 704	-10%
Mobile Phones net sales	2 291	2 568	-11%	2 311	-1%
Mobile device volume (mn units)	83.7	88.5	-5%	82.7	1%
Smart Devices volume (mn units)	10.2	16.7	-39%	11.9	-14%
Mobile Phones volume (mn units)	73.5	71.8	2%	70.8	4%
Mobile device ASP(7)	48	62	-23%	51	-6%
Smart Devices ASP(7)	151	141	7%	143	6%
Mobile Phones ASP(7)	31	36	-14%	33	-6%
Operating profit	-474	-216		-219
Operating profit (non-IFRS)	-365	400		-127
Operating margin %	-11.8%	-4.0%		-5.2%
Operating margin % (non-IFRS)	-9.1%	7.3%		-3.0%
Location & Commerce(6)
Net sales	283	271	4%	277	2%
Operating profit	-95	-104	-9%	-94	1%
Operating profit (non-IFRS)	41	7	486%	36	14%
Operating margin %	-33.6%	-38.4%		-33.9%
Operating margin % (non-IFRS)	14.5%	2.6%		12.9%
Nokia Siemens Networks(6), (8)
Net sales	3 343	3 642	-8%	2 947	13%
Operating profit	-227	-111		-1 005
Operating profit (non-IFRS)	27	40	-33%	-147
Operating margin %	-6.8%	-3.0%		-34.1%
Operating margin % (non-IFRS)	0.8%	1.1%		-5.0%

Note 1 relating to January-June 2012 results: Nokia reported net sales were EUR 14 896 million and reported EPS(diluted) was EUR -0.63 for the period from January 1 to June 30, 2012. Further information about the results for the period from January 1 to June 30, 2012 can be found on pages 19, 26, 27 and 30 of the complete Q2 2012 interim report with tables.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.  Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 3 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q2 2012 and Q2 2011 non-IFRS results to our reported results, can be found in our complete Q2 2012 interim report with tables on pages 21-25. A reconciliation of our Q1 2012 non-IFRS results to our reported results can be found in our complete Q1 interim report with tables on pages 18 and 20-23 published on April 19, 2012.

Note 3 relating to non-IFRS exclusions:

Q2 2012 — EUR 499 million consisting of:

•                  EUR 190 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 70 million of charges related to country and contract exits based on new strategy that focuses on key markets and product segments.

•                  EUR 10 million restructuring charge in Location & Commerce

•                  EUR 80 million restructuring charge and associated impairments EUR 28 million in Devices & Services

•                  EUR 64 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 126 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q2 2012 taxes — EUR 800 million valuation allowances for Devices & Services deferred tax assets adversely affecting Nokia taxes

Q1 2012 — EUR 1 080 million consisting of:

•                  EUR 772 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 10 million restructuring charge in Location & Commerce

•                 EUR 91 million restructuring charge in Devices & Services

•                  EUR 86 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q1 2012 taxes — EUR 135 million valuation allowances for Nokia Siemens Networks deferred tax assets adversely affecting Nokia taxes.

Q2 2011 — EUR 878 million consisting of:

•                  EUR 68 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 297 million restructuring charge in Devices & Services

•                  EUR 275 million accrued Accenture deal consideration in Devices & Services

•                  EUR 41 million impairment of shares in an associated company in Devices & Services

•                  EUR 83 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 111 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 3 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Note 4 relating to non-IFRS Nokia EPS: Nokia taxes continued to be adversely affected by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q2 2012, this impact was smaller due to improved profitability and a favorable profit mix in Nokia Siemens Networks taxes offset by an unfavorable profit mix in Devices & Services taxes. If Nokia’s earlier estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 0.6 Euro cent higher in Q2 2012.

Note 5 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on page 32 of the complete Q2 2012 interim report with tables

Note 6 relating to operational and reporting structure: We adopted our current operational structure during 2011 and have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, Location & Commerce and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market feature phones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu, spare parts and related cost of sales and operating expenses, as well as intellectual property related royalty income and common research and development expenses. Location & Commerce focuses on the development of location-based services and local commerce. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services.

Note 7 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu and spare parts, as well as intellectual property royalty income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

Note 8 relating to Nokia Siemens Networks: Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the second quarter 2012 are not directly comparable to its results for the second quarter 2011.

NOKIA OUTLOOK

•                  Nokia expects its non-IFRS Devices & Services operating margin in the third quarter 2012 to be similar to the second quarter 2012 level of negative 9.1%, plus or minus four percentage points. This outlook is based on our expectations regarding a number of factors, including:

•                  competitive industry dynamics continuing to negatively affect the Smart Devices and Mobile Phones business units;

•                  consumer demand particularly related to our current Lumia products; and

•                  the macroeconomic environment.

•                  Nokia expects the third quarter 2012 to be a challenging quarter in Smart Devices due to product transitions.

•                  Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin in the third quarter 2012 to be above the second quarter 2012 level of 0.8%.

•                  Nokia Siemens Networks continues to target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011.

SECOND QUARTER 2012 FINANCIAL AND OPERATING DISCUSSION

NOKIA GROUP

We adopted our current operational structure during 2011 and have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, Location & Commerce and Nokia Siemens  Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market feature phones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu, spare parts and related cost of sales and operating expenses, as well as intellectual property related royalty income and common research and development expenses. Location & Commerce focuses on the development of location-based services and local commerce. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services.

The following discussion includes non-IFRS results information. Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

SECOND QUARTER 2012 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-19%	3%
Group net sales - constant currency(1)	-20%	2%
Devices & Services net sales — reported	-26%	-5%
Devices & Services net sales - constant currency(1)	-27%	-6%
Nokia Siemens Networks net sales — reported	-8%	13%
Nokia Siemens Networks net sales - constant currency(1)	-11%	14%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

The following table sets forth Nokia Group’s reported cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Net cash from operating activities	102	-176		-590
Total cash and other liquid assets	9 418	9 358	1%	9 793	-4%
Net cash and other liquid assets(1)	4 197	3 891	8%	4 872	-14%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year, net cash and other liquid assets increased by EUR 306 million in the second quarter 2012, primarily due to cash flows related to IPR, including a EUR 400 million receipt of pre-payments from existing IPR licenses, the receipt of quarterly platform support payments from Microsoft (which commenced in the fourth quarter 2011), a EUR 500 million equity investment in Nokia Siemens Networks by Siemens (received in the third quarter of 2011) and positive overall net cash from operating activities, partially offset by payment of the annual dividend totaling EUR 742 million, capital expenditures and cash outflows related to restructuring.

Sequentially, net cash and other liquid assets decreased by EUR 675 million in the second quarter 2012, primarily due to the payment of the annual dividend totaling EUR 742 million, Devices & Services operating losses, cash outflows related to restructuring and capital expenditures, partially offset by cash flows related to IPR (including a EUR 400 million receipt of pre-payments from existing IPR licenses), a positive contribution from Nokia Siemens Networks and the receipt of a USD 250 million (approximately EUR 196 million) quarterly platform support payment from Microsoft.

In the second quarter 2012, Nokia Siemens Networks’ contribution to net cash from operating activities was approximately EUR 160 million. This was primarily due to working capital improvements. In the second quarter 2012, Nokia Siemens Networks’ working capital performance improved sequentially by approximately EUR 135 million, primarily related to improved accounts payable management and accounts receivables collection, offset by cash outflows related to restructuring.

Our agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft.  In the second quarter 2012, we received a quarterly platform support payment of USD

250 million (approximately EUR 196 million). Under the terms of the agreement governing the platform support payments, the amount of each quarterly platform support payment is USD 250 million. We have a competitive software royalty structure, which includes annual minimum software royalty commitments. Minimum software royalty commitments are paid quarterly. Over the life of the agreement, both the platform support payments and the minimum software royalty commitments are expected to measure in the billions of US dollars. The total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitments. In accordance with the contract terms, the platform support payments and annual minimum software royalty commitment payments continue for a corresponding period of time.

During the second quarter 2012, based on a combination of factors, including the decline in our market capitalization, credit rating downgrades as well as our operating results, we concluded that there were sufficient indicators to require Nokia Group to perform an interim goodwill impairment analysis as of June 30, 2012. The methodology and models used for our interim impairment assessment are consistent with those used in the annual assessment performed during the fourth quarter of 2011 and the inputs to the model, such as cash flows, discount rates and growth rates, have been updated to reflect our most recent projections. Given that the indicators were primarily related to operating factors within Smart Devices, Mobile Phones and Location & Commerce, no interim analysis for Nokia Siemens Networks was conducted.

As of June 30, 2012, goodwill of EUR 874 million, EUR 535 million, EUR 3 389 million and EUR 190 million was allocated to Smart Devices, Mobile Phones, Location & Commerce and Nokia Siemens Networks, respectively. There was no goodwill impairment charge recorded during the second quarter 2012 as a result of the goodwill impairment analysis, however a change in any of the key assumptions used in measuring the recoverable value of our Location & Commerce business could have resulted in additional goodwill impairment. While we believe the estimated recoverable values are reasonable, actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges.

In the second quarter 2012, Nokia recognized EUR 800 million in valuation allowances related to its Finnish deferred tax assets in accordance with accounting standards. During the second quarter 2012, Nokia’s Finnish taxable results over the past three years moved from a cumulative profit position to a cumulative loss position. When an entity has a history of recent losses in a taxable jurisdiction, the entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient tax profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Positive evidence of future taxable profits may be assigned lesser weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available. Regardless of the accounting treatment for reporting purposes, the majority of Nokia’s Finnish deferred tax assets are indefinite in nature and available against future Finnish tax liabilities. Thus, if Nokia is able to reestablish a pattern of sufficient tax profitability in Finland, the allowances may be reversed.

Going forward on a non-IFRS basis, until a pattern of tax profitability is reestablished in Finland, Nokia expects to record quarterly tax expense of approximately EUR 50 million related to its Devices & Services business and approximately EUR 50 million related to its Nokia Siemens Networks business. Nokia expects to continue to record taxes related to its Location & Commerce business at a 26% rate.

DEVICES & SERVICES

The following table sets forth a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Net sales (EUR million)(1)	4 023	5 467	-26%	4 246	-5%
Mobile device volume (million units)	83.7	88.5	-5%	82.7	1%
Mobile device ASP (EUR)	48	62	-23%	51	-6%
Non-IFRS gross margin (%)	18.1%	30.5%		24.4%
Non-IFRS operating expenses (EUR million)	1 090	1 264	-14%	1 123	-3%
Non-IFRS operating margin (%)	-9.1%	7.3%		-3.0%

Note 1: Includes IPR royalty income recognized in Devices & Services Other net sales.

The year-on-year and sequential changes in our Devices & Services net sales, volumes, average selling prices and gross margin are discussed below under our Smart Devices and Mobile Phones business units. On a year-on-year basis, the decline in Devices & Services Other net sales was primarily due to the recognition in the second quarter 2011 of approximately EUR 430 million of IPR royalty income from new contracts related to the second quarter 2011 and earlier periods.  We estimate that our current annual IPR royalty income run-rate is approximately EUR 0.5 billion.

At the end of the second quarter 2012, our overall channel inventory was approximately on the same level as at the end of the first quarter 2012. We ended the second quarter 2012 around the high end of our normal 4 to 6 week channel inventory range, but on an absolute unit basis, channel inventories declined slightly sequentially.

Net Sales and Volumes by Geographic Area

The following table sets forth the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. IPR royalty income is allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Europe	1096	1 666	-34%	1352	-19%
Middle East & Africa	663	988	-33%	737	-10%
Greater China	542	913	-41%	577	-6%
Asia-Pacific	948	1 085	-13%	945	0%
North America	128	88	45%	93	38%
Latin America	646	727	-11%	542	19%
Total	4023	5467	-26%	4246	-5%

The following table sets forth the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Europe	15.3	18.4	-17%	15.8	-3%
Middle East & Africa	19.4	20.5	-5%	21.4	-9%
Greater China	7.9	11.3	-30%	9.2	-14%
Asia-Pacific	28.6	24.5	17%	26.1	10%
North America	0.6	1.5	-60%	0.6	0%
Latin America	11.9	12.3	-3%	9.6	24%
Total	83.7	88.5	-5%	82.7	1%

Operating Expenses

Devices & Services non-IFRS operating expenses decreased 14% year-on-year and 3% sequentially in the second quarter 2012. On a year-on-year basis, operating expenses related to Mobile Phones increased 7%, whereas operating expenses related to Smart Devices decreased 28%, in the second quarter 2012. On a sequential basis, operating expenses related to Mobile Phones and Smart Devices decreased by 5% and 3%, respectively, in the second quarter 2012. In addition to the factors described below, the year-on-year changes resulted from the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Mobile Phones and Smart Devices, respectively.

Devices & Services non-IFRS research and development expenses decreased 19% year-on-year in the second quarter 2012. On a sequential basis, Devices & Services non-IFRS research and development expenses decreased 7% in the second quarter 2012. Both the year-on-year and sequential declines were primarily due to a reduction in Symbian and MeeGo related costs as well as cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 6% year-on-year in the second quarter 2012. On a sequential basis, Devices & Services non-IFRS sales and marketing expenses increased 8% in the second quarter 2012. Year-on-year, marketing expenses declined primarily due to lower marketing expenditure on Symbian as well as cost controls, partially offset by higher marketing expenditure on Lumia and feature phone devices. Sequentially, marketing expenses increased primarily due to higher expenditure on Lumia devices as well as expanded regional distribution of Lumia devices, partially offset by cost controls.

Devices & Services non-IFRS administrative and general expenses decreased 30% year-on-year in the second quarter 2012 primarily related to cost savings in support functions, particularly in IT and real estate management and shared function cost categorization. On a sequential basis, Devices & Services non-IFRS administrative and general expenses decreased 35% in the second quarter 2012 primarily due to shared function cost categorization and cost savings in support functions.

In the second quarter 2012, Devices & Services non-IFRS other income and expense had a negative year-on-year and positive sequential impact on profitability. On a reported basis, other income and expense was significantly adversely affected in the second quarter 2012 primarily as a result of restructuring-related expenses discussed below, which were recognized in Devices & Services Other.

Operating Margin

The lower year-on-year and sequential Devices & Services non-IFRS operating margin in the second quarter 2012 was primarily due to lower net sales and gross margins, which was adversely affected by EUR 220 million of inventory-related allowances in Smart Devices, partially offset by lower operating expenses.

Cost Reduction Activities and Planned Operational Adjustments

Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

In connection with the implementation of our strategy announced in February 2011, we have announced and made a number of changes to our operations. In the second quarter of 2012, we recognized restructuring charges and other associated items of EUR 108 million related to our restructuring activities in Devices & Services. By the end of the second quarter 2012, we had recorded cumulative Devices & Services restructuring charges of approximately EUR 1.0 billion. In total, we expect cumulative Devices & Services restructuring charges of approximately EUR 1.8 billion before the end of 2013.  By the end of the second quarter 2012, Devices & Services had cumulative restructuring related cash outflows of approximately EUR 600 million. From the third quarter 2012 onwards, we expect Devices & Services restructuring related cash outflows to be approximately EUR 500 million in 2012 and approximately EUR 500 million in 2013. Of the total expected charges relating to restructuring activities of EUR 1.8 billion, we expect Devices & Services non-cash charges to be approximately EUR 200 million.

SMART DEVICES

The following table sets forth a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Net sales (EUR millions)(1)	1 541	2 351	-34%	1 704	-10%
Smart Devices volume (million units)	10.2	16.7	-39%	11.9	-14%
Smart Devices ASP (EUR)	151	141	7%	143	6%
Gross margin (%)	1.7%	23.0%		15.6%
Operating expenses (EUR millions)(2)	540	752	-28%	556	-3%
Contribution margin (%)(2)	-32.9%	-9.2%		-18.3%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year decrease in operating expenses resulted from the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Smart Devices in the first and second quarters 2012.

Net Sales

On a year-on-year basis, the decline in our Smart Devices net sales in the second quarter 2012 was primarily due to lower Symbian volumes, partially offset by sales of Nokia Lumia devices. In addition, Symbian ASPs decreased on a year-on-year basis.

On a sequential basis, the decline in our Smart Devices net sales in the second quarter 2012 was primarily due to lower Symbian volumes, partially offset by higher volumes of Nokia Lumia devices. In addition, Symbian ASPs increased and Lumia ASPs decreased on a sequential basis.

Volume

The year-on-year decline in our Smart Devices volumes in the second quarter 2012 continued to be driven by the strong momentum of competing smartphone platforms relative to our Symbian devices, partially offset by sales of 4 million Lumia devices. All regions showed a significant year-on-year decline in the second quarter 2012 except for North America, where the sharp decline in sales of Symbian devices was more than offset by sales of our Lumia devices including the Lumia 900 with AT&T and the Lumia 710 with T-Mobile.

On a sequential basis, the decline in our Smart Devices volumes in the second quarter 2012 was primarily driven by lower Symbian volumes in all regions. This more than offset the sequential increase in Nokia Lumia device volumes, which was driven by sales of the Lumia 610 and the Lumia 900 as well as expanded regional distribution, particularly into China and Latin America.

Average Selling Price

The year-on-year increase in our Smart Devices ASP in the second quarter 2012 was primarily due to a positive mix shift towards sales of Nokia Lumia devices which carry a higher ASP than Symbian devices, as well as a positive impact related to deferred revenue on services sold in combination with our devices. Sequentially, the increase in our Smart Devices ASP in the second quarter 2012 was primarily due to a positive mix shift towards sales of Nokia Lumia devices. The ASP of our Lumia devices in the second quarter 2012 was EUR 186, compared to EUR 220 in the first quarter 2012.

Gross Margin

The significant year-on-year and sequential decline in our Smart Devices gross margin in the second quarter 2012 was primarily due to the recognition of approximately EUR 220 million of allowances related to excess component inventory, future purchase commitments and an inventory revaluation related to our Lumia, Symbian and MeeGo devices. Increases or decreases to Smart Devices allowances may be required in the future depending on several factors, including future sales performance.

In addition, the year-on-year gross margin decline in the second quarter 2012 was due to price reductions across our Symbian portfolio as well as higher fixed costs per unit, such as certain royalties, because of lower sales volumes.

MOBILE PHONES

The following table sets forth a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Net sales (EUR millions)(1)	2 291	2 568	-11%	2 311	-1%
Mobile Phones volume (million units)	73.5	71.8	2%	70.8	4%
Mobile Phones ASP (EUR)	31	36	-14%	33	-6%
Gross margin (%)	24.1%	24.7%		25.9%
Operating expenses (EUR million)(2)	450	420	7%	472	-5%
Contribution margin (%)(2)	4.3%	8.3%		4.6%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year increase in operating expenses resulted from the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Mobile Phones in the first and second quarters 2012.

Net Sales

Both on a year-on-year and sequential basis, our Mobile Phones net sales in the second quarter 2012 decreased due to the lower ASP.

Volume

On a year-on-year basis, the increase in our Mobile Phones volumes in the second quarter 2012 was primarily due to the continued ramp up of our latest generation of feature phones, such as the Nokia 100 and 101, which we sell to our customers for below EUR 50. However, volumes of our higher priced feature phone portfolio were adversely affected by competition from more affordable smartphones and from competitors with broader portfolios of feature phones with more smartphone-like experiences, such as full touch devices.

On a sequential basis, the increase in our Mobile Phones volumes in the second quarter 2012 was also primarily due to the continued ramp up of our latest generation of feature phones which we sell to our customers for below

EUR 50. Volumes of our higher priced feature phone portfolio stayed at approximately the same level sequentially.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the second quarter 2012 was primarily due to an increased proportion of sales of lower priced devices and price erosion.

On a sequential basis, the decline in our Mobile Phones ASP in the second quarter 2012 was also primarily due to an increased proportion of sales of lower priced devices. Sequentially, however, the prices of our feature phones remained approximately at the same level.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in the second quarter 2012 was primarily due to a negative product mix shift towards lower gross margin feature phones, partially offset by greater cost erosion than price erosion.

The sequential decrease in our Mobile Phones gross margin in the second quarter 2012 was primarily due to higher warranty expense, partially offset by greater cost erosion than price erosion. In the first quarter 2012, our gross margin was positively impacted by a warranty provision release benefit as our claims rates and repair costs declined.

LOCATION & COMMERCE

The following table sets forth a summary of the results for Location & Commerce for the periods indicated, as well as the year-on-year and sequential growth rates.

LOCATION & COMMERCE RESULTS SUMMARY

	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Net sales (EUR millions)	283	271	4%	277	2%
Non-IFRS gross margin (%)	77.4%	81.6%		77.7%
Non-IFRS operating expenses (EUR millions)	185	215	-14%	174	6%
Non-IFRS operating margin (%)	14.5%	2.6%		12.9%

Net Sales

The year-on-year increase in Location & Commerce net sales in the second quarter 2012 was primarily due to the higher recognition of deferred revenue related to sales of map platform licenses to Nokia’s Smart Devices business unit and higher sales of map content licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems. This was partially offset by a negative sales adjustment related to historical license fees in the normal course of business for a particular customer.

Sequentially, the increase in Location & Commerce net sales in the second quarter 2012 was primarily due to higher sales of map content licenses to vehicle customers due to higher vehicle sales as well as higher map update sales. This was partially offset by a negative sales adjustment related to historical license fees in the normal course of business for a particular customer.

Gross Margin

On a year-on-year basis, the decline in Location & Commerce non-IFRS gross margin in the second quarter 2012 was primarily due to a negative sales adjustment related to historical license fees in the normal course of business for a particular customer as well as a shift of research and development operating expenses to cost of sales as a result of the divestment of the media advertising business.

On a sequential basis, Location & Commerce non-IFRS gross margin in the second quarter 2012 was approximately flat.  This was primarily due to an improved revenue mix from higher margin vehicle map license sales, offset by a negative sales adjustment related to historical license fees in the normal course of business for a particular customer.

Operating Expenses

Location & Commerce non-IFRS research and development expenses decreased 14% year-on-year in the second quarter 2012 primarily due to cost reductions as well as a shift in expenses from research and development to costs of sales related to the divestment of the media advertising business.  Location &

Commerce non-IFRS research and development expenses increased 10% sequentially in the second quarter 2012 primarily due to project spending relating to software development and map creation.

Location & Commerce non-IFRS sales and marketing expenses decreased 28% year-on-year and 7% sequentially in the second quarter 2012. On a year-on-year basis, the decrease was primarily due to cost reduction actions.

Location & Commerce non-IFRS administrative and general expenses increased 17% year-on-year and 5% sequentially in the second quarter 2012.  On a year-on-year basis, the increase was primarily due to the higher use of services provided by shared support functions.

Location & Commerce non-IFRS other income and expense for the second quarter 2012 was income of EUR 7 million, compared to zero in the second quarter 2011 and an expense of EUR 6 million in the first quarter 2012.  On both a year-on-year and sequential basis, this was primarily due to changes in provisions.

Operating Margin

The higher year-on-year Location & Commerce non-IFRS operating margin in the second quarter 2012 was primarily due to lower operating expenses and higher net sales, partially offset by lower gross margin.

The sequential increase in Location & Commerce non-IFRS operating margin in the second quarter 2012 was primarily due to higher net sales.

NOKIA SIEMENS NETWORKS

Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the second quarter 2012 are not directly comparable to its results for the second quarter 2011.

The following table sets forth a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Net sales (EUR millions)	3 343	3 642	-8%	2 947	13%
Non-IFRS gross margin (%)	26.6%	26.6%		26.6%
Non-IFRS operating expenses (EUR millions)	836	931	-10%	937	-11%
Non-IFRS operating margin (%)	0.8%	1.1%		-5.0%

Net Sales

The following table sets forth Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR millions	Q2/2012	Q2/2011	YoY Change	Q1/2012	QoQ Change
Europe	990	1 122	-12%	930	6%
Middle East & Africa	304	389	-22%	270	13%
Greater China	340	403	-16%	209	63%
Asia-Pacific	1 028	973	6%	877	17%
North America	300	311	-4%	283	6%
Latin America	381	444	-14%	378	1%
Total	3 343	3 642	-8%	2 947	13%

The year-on-year decrease in Nokia Siemens Networks’ net sales in the second quarter 2012 was primarily due to Nokia Siemens Networks’ strategy to focus on mobile broadband, customer experience management and services.  Business areas not consistent with the new strategy are in the process of being divested or managed for value.  On a year-on-year basis, Nokia Siemens Networks experienced a decline in sales of infrastructure equipment as well as a slower operator investment environment in certain markets, including Europe. This was partially offset by a slight increase in sales of services.

The sequential increase in Nokia Siemens Networks’ net sales in the second quarter 2012 was primarily due to industry seasonality, partially offset by Nokia Siemens Networks’ strategy to focus on mobile broadband, customer experience management and services.  On a sequential basis, Nokia Siemens Networks experienced similar rates of growth in infrastructure equipment and services.

Gross Margin

On a year-on-year basis Nokia Siemens Networks’ non-IFRS gross margin in the second quarter 2012 was flat, primarily due to efforts to structurally improve the overall gross margin profile of Nokia Siemens Networks’ portfolio of contracts, with improved pricing processes and a focus on priority markets including Japan, Korea, and North America, offset by negative mix shift towards lower gross margin services revenue.

On a sequential basis Nokia Siemens Networks’ non-IFRS gross margin in the second quarter 2012 was flat, primarily due to similar rates of growth in infrastructure equipment and services, combined with higher services gross margins and lower infrastructure equipment gross margins.

Operating Expenses

By the end of the second quarter 2012, Nokia Siemens Networks reduced its number of employees by approximately 10 000 compared to the end of 2011, resulting in significant structural savings in non-IFRS research and development, sales and marketing, and administrative and general expenses.

Nokia Siemens Networks’ non-IFRS research and development expenses decreased 6% year-on-year in the second quarter 2012 primarily due to structural cost savings. This was partially offset by the addition of the research and development operations related to the acquired Motorola Solutions networks assets as well as investments in strategic initiatives. On a sequential basis, Nokia Siemens Networks’ non-IFRS research and development expenses decreased 10% in the second quarter 2012 due to structural cost savings.

Year-on-year, Nokia Siemens Networks’ non-IFRS sales and marketing expenses decreased 14% in the second quarter 2012 primarily due to the lower net sales and structural cost savings. This was partially offset by the addition of the sales and marketing operations related to the acquired Motorola Solutions networks assets. On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 5% in the second quarter 2012 primarily due to structural cost savings, partially offset by the higher net sales.

Nokia Siemens Networks’ non-IFRS administrative and general expenses decreased 20% year-on-year in the second quarter 2012 primarily due to structural cost savings. This was partially offset by the addition of Motorola Solutions’ network assets. On a sequential basis, Nokia Siemens Networks non-IFRS administrative and general expenses decreased 24% in the second quarter 2012 primarily due to structural cost savings.

Nokia Siemens Networks’ non-IFRS other income and expense for the second quarter 2012 was an expense of EUR 25 million, compared to income of EUR 1 million in the second quarter 2011 and income of EUR 6 million in the first quarter 2012.  On both a year-on-year and sequential basis, this was primarily due to changes in provisions, asset retirements, and divestments.

Operating Margin

The lower year-on-year Nokia Siemens Networks non-IFRS operating margin in the second quarter 2012 was primarily due to lower net sales, partially offset by lower operating expenses.

The sequential increase in Nokia Siemens Networks’ non-IFRS operating margin in the second quarter 2012 was primarily due to higher net sales combined with lower operating expenses.

Strategy Update and Global Restructuring Program

On November 23, 2011 Nokia Siemens Networks announced its strategy to focus on mobile broadband and services and the launch of an extensive global restructuring program.

Nokia Siemens Networks continues to target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011. While these savings are expected to come largely from organizational streamlining, the company will also target areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality.

In the second quarter of 2012, Nokia Siemens Networks recognized restructuring charges and other associated items of EUR 190 million related to this restructuring program, resulting in cumulative charges of EUR 1 billion. In total, Nokia Siemens Networks expects cumulative restructuring charges of approximately EUR 1.2 billion related to this restructuring program before the end of 2012. By the end of the second quarter 2012, Nokia Siemens Networks had cumulative restructuring related cash outflows of approximately EUR 250 million related to this restructuring program. From the third quarter 2012 onwards, Nokia Siemens Networks expects restructuring-related cash outflows to be approximately EUR 350 million in 2012, approximately EUR 400 million in 2013, and approximately EUR 200 million in 2014 related to this restructuring program.

Cash preservation is a clear priority at Nokia Siemens Networks, and the company intends to be self-funding in all aspects of its operations.  Nokia Siemens Networks’ restructuring program, combined with the company’s focus on improving its financial performance, is designed to enable the company to end 2012 with higher net cash than at the end of 2011.

SECOND QUARTER 2012 OPERATING HIGHLIGHTS

NOKIA OPERATING HIGHLIGHTS

•                  In April, Nokia started development of a new manufacturing facility in Vietnam to serve the feature phone market.

•                  In June, Nokia outlined a range of planned actions aimed at sharpening its strategy, improving its operating model and returning the company to profitable growth. The planned measures include targeted investments in key growth areas, operational changes and a significantly increased cost reduction target. Specifically, planned measures include:

•                  Reductions within certain research and development projects, resulting in the planned closure of its facilities in Ulm, Germany and Burnaby, Canada;

•               Consolidation of certain manufacturing operations, resulting in the planned closure of its manufacturing facility in Salo, Finland. Research and Development efforts in Salo to continue;

•                  Focusing of marketing and sales activities, including prioritizing key markets;

•                  Streamlining of IT, corporate and support functions; and

•                  Reductions related to non-core assets, including possible divestments.

As a result of the planned changes, Nokia plans to reduce up to 10 000 positions globally by the end of 2013.

•                  In June, Nokia announced plans to acquire world-class imaging specialists as well as all technologies and intellectual property from Scalado AB.

•                  In June, Nokia announced plans to divest Vertu, its luxury mobile phones business to EQT VI, a European private equity firm.

•                  During the quarter, Nokia announced a number of changes to its senior leadership. In April, Nokia announced that Colin Giles, executive vice president of sales, is stepping down from the Nokia Leadership Team. In May, Esko Aho, executive vice president, Corporate Relations and Responsibility, was appointed to the role of Senior Fellow at the Mossavar-Rahmani Center for Business and Government at Harvard Kennedy School. Aho is continuing to represent Nokia and drive the company’s governmental affairs as a consultative partner, although he will step down from the Nokia Leadership team, effective August 31, 2012 out of respect for the demands of the Harvard appointment. In June, Nokia appointed Juha Putkiranta as executive vice president of Operations; Timo Toikkanen as executive vice president of Mobile Phones; Chris Weber as executive vice president of Sales and Marketing; Tuula Rytila as senior vice president of Marketing and chief marketing officer; and Susan Sheehan as senior vice president of Communications. Putkiranta, Toikkanen and Weber joined the Nokia Leadership Team effective July 1, 2012. Jerri DeVard has stepped down as executive vice president of Marketing and chief marketing officer; Mary McDowell has stepped down as executive vice president of Mobile Phones; and Niklas Savander has stepped down as executive vice president of Markets.

DEVICES & SERVICES OPERATING HIGHLIGHTS

SMART DEVICES

•                  Nokia has continued to expand the breadth and depth of its Lumia range of Windows Phone-based smartphones since their debut in November 2011. Consumers in more than 50 markets around the world can now purchase a Lumia smartphone. Key highlights in the growth of Lumia in the second quarter included:

•                  In April, the Nokia Lumia 610, Nokia’s most affordable Lumia smartphone to date, went on sale, starting in Asia and expanding to other regions later in the quarter. The Lumia 610 is introducing the Windows Phone platform to a new generation of smartphone users, particularly in key China markets.

•                  In April, the Nokia Lumia 900 went on sale in the United States exclusively through AT&T. Lumia 900 sales exceeded our expectations from the start at AT&T and was consistently among the top selling smartphones on Amazon in the United States. The device is our first LTE phone and has won praise for its design. According to a survey of US customers conducted for Nokia by the independent research company Nielsen and published in July, 95% of Lumia 900 owners are willing to recommend the device to others. Nokia also launched a non-LTE version of the Lumia 900 in other parts of the world during the second quarter.

•                  In June, the number of applications in the Windows Phone Marketplace surpassed 100 000, up from more than 50 000 at the start of 2012.

•                  In May, the Nokia 808 PureView, the first smartphone to feature Nokia PureView imaging technologies, went on sale. The device brings together high resolution sensors, exclusive Carl Zeiss optics and Nokia-developed algorithms, which will support new high-end imaging experiences for future Nokia products.

MOBILE PHONES

•                  Nokia has continued to expand the breadth and depth of its Asha family of mobile phones since their debut in late 2011. The range, now ten products strong, is available across more than 130 markets and receiving among the highest consumer satisfaction scores of any Nokia products. Key highlights in the growth of Asha in the second quarter included:

•                  In April, Nokia made available Nokia Browser 2.0, a major update for Nokia Series 40 devices. The new version reduces data consumption by up to 85%, meaning that consumers can enjoy faster and cheaper internet access.

•                  In May, Nokia launched the Nokia 110 and Nokia 112, both running the new Nokia Browser.

•                  In June, Nokia launched its first full touch Asha feature phones. The three new phone models — the Nokia Asha 305, Nokia Asha 306 and Nokia Asha 311 — offer a fully re-designed touch user interface. The Asha 311 has a capacitive touchscreen device and is powered by a 1GHz processor to provide a great internet experience.

•                  In June, Nokia made Mail for Exchange available for free in the Nokia Store for the Asha 302 and Asha 303.

LOCATION & COMMERCE OPERATING HIGHLIGHTS

Nokia’s Location & Commerce business continued to strengthen its location-based offerings during the second quarter:

•                  The Nokia Location Platform continued to be adopted by more partners, including Microsoft’s Bing Maps, which is also now using Location & Commerce traffic information and geocoding algorithms, and Ford, whose research organization is using the platform to advance innovation for smart and connected vehicles. Nokia announced that the Nokia Location Platform will be a central part of the Windows Phone 8 experience. As such, Windows Phone 8 partners and developers will be able to use Nokia’s location assets to build location-based apps and experiences of superior quality.

•                  Nokia announced the availability of free turn by turn navigation with Nokia Drive out of the box for all future Windows Phone 8 users in North America and the United Kingdom.

•                  Nokia continued to update and enhance existing location applications, including:

•                  Nokia Maps, the latest version of which brings better sharing and personalization to Lumia smartphones; and

•                  Nokia Transport, the latest version of which extends coverage and introduces features such as stops nearby, detailed line view and support for multiple tiles.

•                  Nokia launched Nokia City Lens beta, which brings augmented reality to Nokia Lumia, enabling users to orientate themselves and discover and recognize the places in their immediate vicinity in a new way.

•                  Nokia continued to improve its web offering at maps.nokia.com refining features and introducing a travel discovery element with city pages.

•                  Nokia entered into an agreement with the Audi Urban Intelligence Assist (AUIA) project aimed at developing connected car technologies that help reduce congestion and improve safety supported by the use of NAVTEQ map data.

•                  Nokia announced the expansion of its location content offering in India with an increase of coverage by 80% to more than 4200 cities and the launch of Destination Maps in 150 malls in 17 cities.

NOKIA SIEMENS NETWORKS OPERATING HIGHLIGHTS

•                      Nokia Siemens Networks stepped up its mobile broadband deal momentum in the second quarter, including a contract with SOFTBANK MOBILE Corp. in Japan to upgrade its mobile broadband capacity across the country, supplying, deploying and integrating its HSPA+ (3G) and FDD LTE (4G) networks; also in Japan it was announced that Nokia Siemens Networks has deployed the world’s first multi-technology, multi-vendor self-operating 3G and 4G mobile networks in Japan for KDDI.

•                      Nokia Siemens Networks was also selected by T-Mobile to support its 4G network evolution plan with the modernization of its GSM, HSPA+ core and radio access infrastructure in key markets to improve existing voice and data coverage.

•                      Other mobile broadband deals in the second quarter included: being selected by Singapore’s StarHub as its 4G mobile broadband infrastructure and services vendor;  becoming the sole 4G, LTE radio and core network supplier and expanding 3G and GSM networks for Tele2 in Estonia, Latvia and Lithuania; enabling Croatia’s first commercial 4G services with Hrvatski Telekom; being selected to deliver and manage 4G services in Jeddah for Saudi Arabian Zain KSA and upgrading TOT’s 3G network in Thailand to HSPA+.

•                      In May 2012, Nokia Siemens Networks signed a global reseller agreement with Ruckus Wireless to help operators integrate Wi-Fi networks to deliver cost-effective mobile broadband services, as part of its comprehensive small cells portfolio. Nokia Siemens Networks also extended its comprehensive small cells portfolio with the launch of an enhanced range of picocell base stations and 3G Femto access points, and announced a US-based trial of its Hot Zone approach for increasing network capacity in the Chicago area.

•                      At International CTIA Wireless 2012, in May, Nokia Siemens Networks unveiled its ‘Intelligent IP Edge’, the world’s most advanced network gateway that enables operators to deliver a better mobile broadband experience and reduce running costs using Nokia Siemens Networks’ Liquid Net approach. Nokia Siemens Networks also launched a new CDMA base station, bringing the benefits of its globally recognized Flexi Multiradio Base Station platform to CDMA operators whilst reducing base station operating costs by up to 70%, and with 4G upgrade capability underlining Nokia Siemens Networks’ commitment to mobile broadband technology evolution.

•                      In June, Nokia Siemens Networks achieved 1.3 Gbps in China using its commercial Flexi base station hardware, a new global TD-LTE speed record.

•                      Nokia Siemens Networks was recognized for its advances in Customer Experience Management (CEM) at the Global Telecoms Business (GTB) Innovation Awards 2012 in the wireless infrastructure category where it won a joint award with Telkomsel for its use of Nokia Siemens Networks’ CEM on Demand portfolio. Guangdong MCC in China has signed up to Nokia Siemens Networks’ CEM software and services, enabling it to improve customer experience by providing a unified view of its customer data and continuous reporting of usage trends.

•                      During the second quarter, Nokia Siemens Networks completed the sale of its microwave transport business to DragonWave, and the sale of its fixed line Broadband Access business to ADTRAN.

NOKIA IN THE SECOND QUARTER 2012

The following discussion is of Nokia’s reported results. Comparisons are given to the second quarter 2011 results, unless otherwise indicated.

Nokia’s net sales decreased 19% to EUR 7 542 million (EUR 9 275 million). Net sales of Smart Devices decreased 34% to EUR 1 541 million (EUR 2 351 million). Net sales of Mobile Phones decreased 11% to EUR 2 291 million (EUR 2 568 million). Net sales of the total Devices & Services business decreased 26% to EUR 4 023 million (EUR 5 467 million). Net sales of Location & Commerce increased 4% to EUR 283 million (EUR 271 million). Net sales of Nokia Siemens Networks decreased 8% to EUR 3 343 million (EUR 3 642 million).

Nokia’s gross profit decreased to EUR 1 781 million (gross profit of EUR 2 855 million), representing a gross margin of 23.6% (30.8%). Gross profit of Smart Devices decreased to EUR 26 million (EUR 540 million), representing 1.7% of Smart Devices net sales (23.0%).  Gross profit of Mobile Phones decreased to EUR 551 million (EUR 635 million), representing 24.1% of Mobile Phones net sales (24.7%).  Gross profit in the total Devices & Services business decreased to EUR 729 million (gross profit of EUR 1 667 million), representing a gross margin of 18.1% (30.5%). Gross profit in Location & Commerce was EUR 219 million (gross profit of EUR 221 million), representing a gross margin of 77.4% (81.5%). Gross profit in Nokia Siemens Networks was EUR 833 million (gross profit EUR 967 million), representing a gross margin of 24.9% (26.6%).

Nokia’s operating loss was EUR 826 million (operating loss of EUR 487 million), representing an operating margin of -11.0% (-5.3%). Contribution of Smart Devices decreased to a loss of EUR 507 million (loss of EUR 216 million), representing -32.9% of Smart Devices net sales (-9.2%).  Contribution of Mobile Phones decreased to EUR 98 million (EUR 214 million), representing 4.3% of Mobile Phones net sales (8.3%).  Operating loss in the total Devices & Services business was EUR 474 million (operating loss of EUR 216 million), representing an operating margin of -11.8% (-4.0%). Operating loss in Location & Commerce was EUR 95 million (operating loss of EUR 104 million). Operating loss in Nokia Siemens Networks was EUR 227 million (operating loss EUR 111 million), representing an operating margin of -6.8% (-3.0%). Group Common Functions expense totaled EUR 30 million (EUR 56 million).

In the period from April to June 2012, net financial expense was EUR 48 million (EUR 42 million). Loss before tax was EUR 878 million (loss before tax EUR 544 million). Loss was EUR 1 529 million (loss EUR 492 million), based on a loss of EUR 1 410 million (loss EUR 368 million) attributable to equity holders of the parent and a loss of EUR 119 million (loss of EUR 124 million) attributable to non-controlling interests. Earnings per share was EUR -0.38 (basic) and EUR -0.38 (diluted), compared with EUR -0.10 (basic) and EUR -0.10 (diluted) in the second quarter 2011.

NOKIA IN JANUARY — JUNE 2012

The following discussion is of Nokia’s reported results. Comparisons are given to the January — June 2011 results, unless otherwise indicated.

Nokia’s net sales decreased 24% to EUR 14 896 million (EUR 19 674 million). Net sales of Smart Devices decreased 45% to EUR 3 245 million (EUR 5 879 million). Net sales of Mobile Phones decreased 23% to EUR 4 602 million (EUR 5 975 million). Net sales of the total Devices & Services business decreased 34% to EUR 8 269 million (EUR 12 554 million). Net sales of Location & Commerce increased 11% to EUR 560 million (EUR 503 million). Net sales of Nokia Siemens Networks decreased 8% to EUR 6 290 million (EUR 6 813 million).

Nokia’s gross profit decreased to EUR 3 815 million (gross profit of EUR 5 936 million), representing a gross margin of 25.6% (30.2%). Gross profit of Smart Devices decreased to EUR 292 million (EUR 1 560 million), representing 9.0% of Smart Devices net sales (26.5%).  Gross profit of Mobile Phones decreased to EUR 1 150 million (EUR 1 586 million), representing 25.0% of Mobile Phones net sales (26.5%).  Gross profit in the total Devices & Services business decreased to EUR 1 764 million (gross profit of EUR 3 706 million), representing a gross margin of 21.3% (29.5%). Gross profit in Location & Commerce was EUR 434 million (gross profit of EUR 409 million), representing a gross margin of 77.5% (81.3%). Gross profit in Nokia Siemens Networks was EUR 1 617 million (gross profit EUR 1 821 million), representing a gross margin of 25.7% (26.7%).

Nokia’s operating profit decreased to an operating loss of EUR 2 166 million (operating loss of EUR 48 million), representing an operating margin of -14.5% (-0.2%). The negative contribution of Smart Devices increased to EUR 819 million (negative EUR 30 million), representing -25.2% of Smart Devices net sales (-0.5%). Contribution of Mobile Phones decreased to EUR 205 million (EUR 776 million), representing 4.5% of Mobile Phones net sales (13.0%). Operating loss in the total Devices & Services business was EUR 693 million (profit of EUR 513 million), representing an operating margin of -8.4% (4.1%). Operating loss in Location and Commerce was EUR 189 million (operating loss of EUR 236 million), representing an operating margin of -33.8% (-46.9%). Operating loss in Nokia Siemens Networks was EUR 1 232 million (operating loss EUR 253 million), representing an operating margin of -19.6% (-3.7%). Group Common Functions expense totalled EUR 52 million (EUR 72 million).

In the period from January to June 2012, net financial expense was EUR 177 million (EUR 74 million). Loss before tax was EUR 2 348 million (loss before tax EUR 141 million). Loss was EUR 3 101 million (loss EUR 261 million), based on a loss of EUR 2 339 million (loss of EUR 24 million) attributable to equity holders of the parent and a loss of EUR 762 million (loss of EUR 237 million) attributable to non-controlling interests. Earnings per share was EUR -0.63 (basic) and EUR -0.63 (diluted), compared with EUR -0.01 (basic) and EUR -0.01 (diluted) in January-June 2011.

PERSONNEL

The average number of employees during the period from January to June 2012 was 120 309, of which the average number of employees at Location & Commerce and Nokia Siemens Networks was 6 573 and 67 624 respectively. At June 30, 2012, Nokia employed a total of 113 562 people (138 634 people at June 30, 2011), of which 6 624 were employed by Location & Commerce (7 292 people at June 30, 2011) and 63 328 were employed by Nokia Siemens Networks (74 887 people at June 30, 2011).

In connection with the implementation of our strategy first outlined in February 2011, we have announced a number of changes to our operations affecting personnel. Most recently, in June 2012, we announced a range of planned actions aimed at sharpening our strategy, improving our operating model and returning the company to profitable growth. As a result of these planned changes announced in June 2012, we announced plans to reduce up to 10 000 positions globally by the end of 2013.

SHARES

The total number of Nokia shares at June 30, 2012 was 3 744 956 052. At June 30, 2012, Nokia and its subsidiary companies owned 33 981 724 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	4-6/2012	4-6/2011 (1)	4-6/2012	4-6/2011

Net sales	7 542	9 275	7 542	9 276
Cost of sales	-5 761	-6 420	-5 706	-6 417

Gross profit	1 781	2 855	1 836	2 859
Research and development expenses	-1 231	-1 389	-1 130	-1 300
Selling and marketing expenses	-887	-976	-793	-872
Administrative and general expenses	-220	-289	-220	-289
Other income	61	43	57	43
Other expenses	-330	-731	-77	-50

Operating loss/profit	-826	-487	-327	391
Share of results of associated companies	-4	-15	-4	-15
Financial income and expenses	-48	-42	-48	-42

Loss/profit before tax	-878	-544	-379	334
Tax	-651	52	72	-146

Loss/profit	-1 529	-492	-307	188

Loss/profit attributable to equity holders of the parent	-1 410	-368	-315	239
Loss/profit attributable to non-controlling interests	-119	-124	8	-51
	-1 529	-492	-307	188

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.38	-0.10	-0.08	0.06
Diluted	-0.38	-0.10	-0.08	0.06

Average number of shares (1 000 shares)
Basic	3 710 941	3 710 049	3 710 941	3 710 049
Diluted	3 710 941	3 710 049	3 710 941	3 712 945

Depreciation and amortization, total	352	378	157	181

Share-based compensation expense, total	-6	-6	-6	-6

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q2/11 other expenses is EUR 68 million restructuring charges, previously reflected within cost of sales (EUR 23 million), R&D (EUR 27 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 11 million).

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-6/2012	1-6/2011 (1)	1-6/2012	1-6/2011

Net sales	14 896	19 674	14 897	19 676
Cost of sales	-11 081	-13 738	-11 026	-13 735

Gross profit	3 815	5 936	3 871	5 941
Research and development expenses	-2 540	-2 850	-2 342	-2 626
Selling and marketing expenses	-1 761	-1 898	-1 558	-1 693
Administrative and general expenses	-503	-543	-503	-543
Other income	98	90	94	90
Other expenses	-1 275	-783	-149	-74

Operating loss/profit	-2 166	-48	-587	1 095
Share of results of associated companies	-5	-19	-5	-19
Financial income and expenses	-177	-74	-177	-74

Loss/profit before tax	-2 348	-141	-769	1 002
Tax	-753	-120	34	-367

Loss/profit	-3 101	-261	-735	635

Loss/profit attributable to equity holders of the parent	-2 339	-24	-597	728
Loss attributable to non-controlling interests	-762	-237	-138	-93
	-3 101	-261	-735	635

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.63	-0.01	-0.16	0.20
Diluted	-0.63	-0.01	-0.16	0.20

Average number of shares (1 000 shares)
Basic	3 710 706	3 709 776	3 710 706	3 709 776
Diluted	3 710 706	3 709 776	3 710 706	3 714 013

Depreciation and amortization, total	725	793	324	359

Share-based compensation expense, total	-9	—	-9	—

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in P1-6/2011 other expenses is EUR 96 million restructuring charges, previously reflected within cost of sales (EUR 30 million), R&D (EUR 34 million), selling and marketing (EUR 11 million) and administrative expenses (EUR 21 million).

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	4-6/2012	Y-o-Y change, %	4-6/2011	1-12/2011

Europe	2 162	-25	2 873	11 875
Middle-East & Africa	975	-29	1 380	5 510
Greater China	884	-33	1 320	6 532
Asia-Pacific	1 984	-4	2 063	8 759
North America	505	8	467	1 709
Latin America	1 032	-12	1 172	4 274

Total	7 542	-19	9 275	38 659

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.06.12	Y-o-Y change, %	30.06.11	31.12.11

Europe	43 077	-22	55 096	49 255
Middle-East & Africa	4 367	-16	5 203	5 062
Greater China	21 008	-8	22 886	22 568
Asia-Pacific	26 655	-11	30 010	29 595
North America	8 159	-16	9 727	8 443
Latin America	10 296	-34	15 712	15 127

Total	113 562	-18	138 634	130 050

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 4-6/2012	Special items & PPA 4-6/2012	Non-IFRS 4-6/2012	Reported 4-6/2011	Special items & PPA 4-6/2011	Non-IFRS 4-6/2011

Net sales	4 023	—	4 023	5 467	—	5 467
Cost of sales	-3 294	—	-3 294	-3 800	—	-3 800

Gross profit	729	—	729	1 667	—	1 667
% of net sales	18.1		18.1	30.5		30.5

Research and development expenses (1)	-497	1	-496	-614	2	-612
% of net sales	12.4		12.3	11.2		11.2

Selling and marketing expenses (2)	-532	—	-532	-565	1	-564
% of net sales	13.2		13.2	10.3		10.3

Administrative and general expenses	-62	—	-62	-88	—	-88
% of net sales	1.5		1.5	1.6		1.6

Other income and expenses (3)	-112	108	-4	-616	613	-3

Operating loss/profit	-474	109	-365	-216	616	400
% of net sales	-11.8		-9.1	-4.0		7.3

(1) Amortization of acquired intangible assets of EUR 1 million in Q2/12 and EUR 2 million in Q2/11.

(2) Amortization of acquired intangible assets of EUR 1 million in Q2/11.

(3) Restructuring charges of EUR 80 million and associated impairments of EUR 28 million recognized in Devices & Services other in Q2/12. Restructuring charges of EUR 297 million, Accenture deal consideration of EUR 275 million and impairment of shares in an associated company of EUR 41 million recognized in Devices & Services other in Q2/11.

LOCATION & COMMERCE, EUR million

(unaudited)

	Reported 4-6/2012	Special items & PPA 4-6/2012	Non-IFRS 4-6/2012	Reported 4-6/2011	Special items & PPA 4-6/2011	Non-IFRS 4-6/2011

Net sales (1)	283	—	283	271	1	272
Cost of sales	-64	—	-64	-50	—	-50

Gross profit	219	—	219	221	1	222
% of net sales	77.4		77.4	81.5		81.6

Research and development expenses (2)	-230	94	-136	-241	83	-158
% of net sales	81.3		48.1	88.9		58.1

Selling and marketing expenses (3)	-60	32	-28	-66	27	-39
% of net sales	21.2		9.9	24.4		14.3

Administrative and general expenses	-21	—	-21	-18	—	-18
% of net sales	7.4		7.4	6.6		6.6

Other income and expenses (4)	-3	10	7	—	—	—

Operating loss/profit	-95	136	41	-104	111	7
% of net sales	-33.6		14.5	-38.4		2.6

(1) Deferred revenue related to acquisitions of EUR 1 million in Q2/11.

(2) Amortization of acquired intangibles of EUR 94 million in Q2/12 and EUR 83 million in Q2/11.

(3) Amortization of acquired intangibles of EUR 32 million in Q2/12 and EUR 27 million in Q2/11.

(4) Restructuring charges of EUR 10 million in Q2/12.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 4-6/2012	Special items & PPA 4-6/2012	Non- IFRS 4-6/2012	Reported 4-6/2011 (1)	Special items & PPA 4-6/2011 (1)	Non- IFRS 4-6/2011

Net sales	3 343	—	3 343	3 642	—	3 642
Cost of sales (2)	-2 510	55	-2 455	-2 675	3	-2 672

Gross profit	833	55	888	967	3	970
% of net sales	24.9		26.6	26.6		26.6

Research and development expenses (3)	-504	6	-498	-534	4	-530
% of net sales	15.1		14.9	14.7		14.6

Selling and marketing expenses (4)	-293	62	-231	-344	76	-268
% of net sales	8.8		6.9	9.4		7.4

Administrative and general expenses	-107	—	-107	-133	—	-133
% of net sales	3.2		3.2	3.7		3.7

Other income and expenses (5)	-156	131	-25	-67	68	1

Operating loss/profit	-227	254	27	-111	151	40
% of net sales	-6.8		0.8	-3.0		1.1

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q2/11 other expenses is EUR 68 million restructuring charges, previously reflected within cost of sales (EUR 23 million), R&D (EUR 27 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 11 million).

(2) Charges of EUR 55 million in Q2/2012 related to country and contract exits based on new strategy that focuses on key markets and product segments. Amortization of acquired intangibles of EUR 3 million in Q2/11.

(3) Amortization of acquired intangibles of EUR 6 million in Q2/12 and EUR 4 million in Q2/11.

(4) Amortization of acquired intangibles of EUR 62 million in Q2/12 and EUR 76 million in Q2/11.

(5) Restructuring charges and associated charges of EUR 135 million, including EUR 15 million related to country and contract exits, as well as  a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola in Q2/12. Restructuring charges of EUR 68 million in Q2/11.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 4-6/2012	Special items & PPA 4-6/2012	Non- IFRS 4-6/2012	Reported 4-6/2011	Special items & PPA 4-6/2011	Non- IFRS 4-6/2011

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	-2	—	-2	-1	—	-1

Administrative and general expenses	-30	—	-30	-50	—	-50

Other income and expenses	2	—	2	-5	—	-5

Operating loss	-30	—	-30	-56	—	-56

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 4-6/2012	Special items & PPA 4-6/2012	Non-IFRS 4-6/2012	Reported 4-6/2011 (1)	Special items & PPA 4-6/2011 (1)	Non-IFRS 4-6/2011

Net sales (2)	7 542	—	7 542	9 275	1	9 276
Cost of sales (3)	-5 761	55	-5 706	-6 420	3	-6 417

Gross profit	1 781	55	1 836	2 855	4	2 859
% of net sales	23.6		24.3	30.8		30.8

Research and development expenses (4)	-1 231	101	-1 130	-1 389	89	-1 300
% of net sales	16.3		15.0	15.0		14.0

Selling and marketing expenses (5)	-887	94	-793	-976	104	-872
% of net sales	11.8		10.5	10.5		9.4

Administrative and general expenses	-220	—	-220	-289	—	-289
% of net sales	2.9		2.9	3.1		3.1

Other income and expenses (6)	-269	249	-20	-688	681	-7

Operating loss/profit	-826	499	-327	-487	878	391
% of net sales	-11.0		-4.3	-5.3		4.2

Share of results of associated companies	-4	—	-4	-15	—	-15
Financial income and expenses	-48	—	-48	-42	—	-42

Loss/profit before tax	-878	499	-379	-544	878	334
Tax (7)	-651	723	72	52	-198	-146

Loss/profit	-1 529	1 222	-307	-492	680	188

Loss/profit attributable to equity holders of the parent	-1 410	1 095	-315	-368	607	239
Loss/profit attributable to non-controlling interests	-119	127	8	-124	73	-51
	-1 529	1 222	-307	-492	680	188

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.38		-0.08	-0.10		0.06
Diluted	-0.38		-0.08	-0.10		0.06

Average number of shares
(1 000 shares)
Basic	3 710 941		3 710 941	3 710 049		3 710 049
Diluted	3 710 941		3 710 941	3 710 049		3 712 945

Depreciation and amortization, total	352	-195	157	378	-197	181

Share-based compensation expense, total	-6	—	-6	-6	—	-6

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q2/11 other expenses is EUR 68 million restructuring charges, previously reflected within cost of sales (EUR 23 million), R&D (EUR 27 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 11 million).

(2) Deferred revenue related to acquisitions of EUR 1 million in Q2/11.

(3) Charges of EUR 55 million in Q2/2012 related to country and contract exits based on new strategy that focuses on key markets and product segmentS. Amortization of acquired intangibles of EUR 3 million in Q2/11.

(4) Amortization of acquired intangible assets of EUR 101 million in Q2/12 and EUR 89 million in Q2/11.

(5) Amortization of acquired intangible assets of EUR 94 million in Q2/12 and EUR 104 million in Q2/11.

(6) Restructuring charges and associated items of EUR 225 million, including EUR 15 million related to country and contract exits, as well as impairments of EUR 28 million and a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola in Q2/12. Restructuring charges of EUR 365 million, Accenture deal consideration of EUR 275 million and impairment of shares in an associated company of EUR 41 million in Q2/11.

(7) Valuation allowance related to Devices & Services deferred tax asset in Finland of EUR 800 million, partially offset by EUR 77 million related to the tax impact on other special items and PPA presented above, in Q2/2012. In Q2/2011, tax impact related to special items and PPA EUR 198 million.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	4-6/2012	4-6/2011 (1)	1-6/2012	1-6/2011 (1)	1-12/2011 (1)

Net sales	7 542	9 275	14 896	19 674	38 659
Cost of sales	-5 761	-6 420	-11 081	-13 738	-27 300

Gross profit	1 781	2 855	3 815	5 936	11 359
Research and development expenses	-1 231	-1 389	-2 540	-2 850	-5 584
Selling and marketing expenses	-887	-976	-1 761	-1 898	-3 769
Administrative and general expenses	-220	-289	-503	-543	-1 085
Impairment of goodwill	—	—	—	—	-1 090
Other income	61	43	98	90	221
Other expenses	-330	-731	-1 275	-783	-1 125

Operating loss	-826	-487	-2 166	-48	-1 073
Share of results of associated companies	-4	-15	-5	-19	-23
Financial income and expenses	-48	-42	-177	-74	-102

Loss before tax	-878	-544	-2 348	-141	-1 198
Tax	-651	52	-753	-120	-290

Loss	-1 529	-492	-3 101	-261	-1 488

Loss attributable to equity holders of the parent	-1 410	-368	-2 339	-24	-1 164
Loss attributable to non-controlling interests	-119	-124	-762	-237	-324

	-1 529	-492	-3 101	-261	-1 488

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.38	-0.10	-0.63	-0.01	-0.31
Diluted	-0.38	-0.10	-0.63	-0.01	-0.31

Average number of shares (1 000 shares)
Basic	3 710 941	3 710 049	3 710 706	3 709 776	3 709 947
Diluted	3 710 941	3 710 049	3 710 706	3 709 776	3 709 947

Depreciation and amortization, total	352	378	725	793	1 562

Share-based compensation expense, total	-6	-6	-9	—	18

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q2/11 other expenses is EUR 68 million restructuring charges, previously reflected within cost of sales (EUR 23 million), R&D (EUR 27 million), selling and marketing (EUR 7 million) and administrative expenses (EUR 11 million), in the first half of 2011 included in other expenses is EUR 96 million restructuring charges, previously reflected within cost of sales (EUR 30 million), R&D (EUR 34 million), selling and marketing (EUR 11 million) and administrative expenses (EUR 21 million) and in the full year 2011 included in other expenses is EUR 126 million restructuring charges, previously reflected within cost of sales (EUR 40 million), R&D (EUR 28 million), selling and marketing (EUR 22 million) and administrative expenses (EUR 36 million).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	4-6/2012	4-6/2011	1-6/2012	1-6/2011	1-12/2011

Loss	-1 529	-492	-3 101	-261	-1 488

Other comprehensive income/expense
Items that may be reclassified subsequently to profit or loss
Translation differences	241	-9	250	-800	9
Net investment hedge gains/losses	-26	-19	-49	243	-37
Cash flow hedges	31	5	7	40	116
Available-for-sale investments	39	24	34	12	70
Other increase/decrease, net	11	-6	17	-9	-16
Income tax related to components of other
comprehensive income/expense	-28	-6	-1	-58	-16

Other comprehensive income/expense, net of tax	268	-11	258	-572	126

Total comprehensive income/expense	-1 261	-503	-2 843	-833	-1 362

Total comprehensive income/expense attributable to
equity holders of the parent	-1 132	-388	-2 112	-595	-1 083
non-controlling interests	-129	-115	-731	-238	-279
	-1 261	-503	-2 843	-833	-1 362

SEGMENT INFORMATION AND ELIMINATIONS, EUR million

(unaudited)

Second quarter 2012, reported

	Smart Devices 4-6/2012	Mobile Phones 4-6/2012	Devices & Services other 4-6/2012	Devices & Services 4-6/2012	Location & Commerce 4-6/2012	Nokia Siemens Networks 4-6/2012	Corporate Common 4-6/2012	Eliminations 4-6/2012	Nokia Group 4-6/2012

Net sales (1)	1 541	2 291	191	4 023	283	3 343		-107	7 542
Cost of sales (2)	-1 515	-1 740	-39	-3 294	-64	-2 510		107	-5 761
Gross profit	26	551	152	729	219	833	—	—	1 781
% of net sales	1.7	24.1	79.6	18.1	77.4	24.9			23.6

Operating expenses	-540	-450	-101	-1 091	-311	-904	-32	—	-2 338

Other income and expenses	7	-3	-116	-112	-3	-156	2	—	-269

Contribution	-507	98	-65
% of net sales	-32.9	4.3	-34.0

Operating loss				-474	-95	-227	-30	—	-826
% of net sales				-11.8	-33.6	-6.8			-11.0

Second quarter 2011, reported

	Smart Devices 4-6/2011	Mobile Phones 4-6/2011	Devices & Services other 4-6/2011	Devices & Services 4-6/2011	Location & Commerce 4-6/2011	Nokia Siemens Networks 4-6/2011	Corporate Common 4-6/2011	Eliminations 4-6/2011	Nokia Group 4-6/2011

Net sales (1)	2 351	2 568	548	5 467	271	3 642	—	-105	9 275
Cost of sales (2)	-1 811	-1 933	-56	-3 800	-50	-2 675	—	105	-6 420
Gross profit	540	635	492	1 667	221	967	—	—	2 855
% of net sales	23.0	24.7	89.8	30.5	81.5	26.6			30.8

Operating expenses	-752	-420	-95	-1 267	-325	-1 011	-51	—	-2 654

Other income and expenses	-4	-1	-611	-616	—	-67	-5	—	-688

Contribution	-216	214	-214
% of net sales	-9.2	8.3	-39.1

Operating loss				-216	-104	-111	-56	—	-487
% of net sales				-4.0	-38.4	-3.0			-5.3

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million

(unaudited)

ASSETS	30.06.2012	30.06.2011	31.12.2011
Non-current assets
Capitalized development costs	1	21	6
Goodwill	4 989	5 612	4 838
Other intangible assets	994	1 748	1 406
Property, plant and equipment	1 683	1 942	1 842
Investments in associated companies	60	70	67
Available-for-sale investments	691	617	641
Deferred tax assets	1 378	1 657	1 848
Long-term loans receivable	82	74	99
Other non-current assets	3	1	3
	9 881	11 742	10 750
Current assets
Inventories	2 126	2 352	2 330
Accounts receivable	5 963	7 155	7 181
Prepaid expenses and accrued income	3 576	4 255	4 488
Current portion of long-term loans receivable	29	24	54
Other financial assets	320	341	500
Investments at fair value through profit and loss, liquid assets	499	596	433
Available-for-sale investments, liquid assets	233	1 351	1 233
Available-for-sale investments, cash equivalents	6 785	5 995	7 279
Bank and cash	1 901	1 416	1 957
	21 432	23 485	25 455
Total assets	31 313	35 227	36 205

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	349	345	362
Treasury shares	-629	-646	-644
Translation differences	932	232	771
Fair value and other reserves	206	33	154
Reserve for invested non-restricted equity	3 136	3 150	3 148
Retained earnings	4 769	8 984	7 836
	9 009	12 344	11 873
Non-controlling interests	1 311	1 615	2 043
Total equity	10 320	13 959	13 916

Non-current liabilities
Long-term interest-bearing liabilities	3 923	4 104	3 969
Deferred tax liabilities	688	876	800
Other long-term liabilities	72	74	76
	4 683	5 054	4 845
Current liabilities
Current portion of long-term loans	283	118	357
Short-term borrowing	1 015	1 245	995
Other financial liabilities	295	163	483
Accounts payable	4 549	4 857	5 532
Accrued expenses and other liabilities	7 318	7 208	7 450
Provisions	2 850	2 623	2 627
	16 310	16 214	17 444
Total shareholders’ equity and liabilities	31 313	35 227	36 205
Interest-bearing liabilities	5 221	5 467	5 321
Shareholders’ equity per share, EUR	2.43	3.33	3.20
Number of shares (1 000 shares) (1)	3 710 974	3 710 057	3 710 189

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	4-6/2012	4-6/2011	1-6/2012	1-6/2011	1-12/2011
Cash flow from operating activities
Loss attributable to equity holders of the parent	-1 410	-368	-2 339	-24	-1 164
Adjustments, total	1 237	715	2 119	1 228	3 486
Change in net working capital	505	-513	371	-1 188	-638
Cash generated from operations	332	-166	151	16	1 684
Interest received	28	41	67	87	190
Interest paid	-73	-62	-135	-131	-283
Other financial income and expenses, net	-69	141	-275	9	264
Income taxes paid	-116	-130	-296	-330	-718
Net cash used in / from operating activities	102	-176	-488	-349	1 137

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	13	-679	64	-797	-817
Purchase of current available-for-sale investments, liquid assets	-60	-405	-393	-1 237	-3 676
Purchase of investments at fair value through profit and loss, liquid assets	—	—	-40	-530	-607
Purchase of non-current available-for-sale investments	-14	-45	-31	-77	-111
Purchase of shares in associated companies	-1	—	-1	—	-2
Proceeds from (+) / payment of (-) other long-term loans receivable	-2	-14	-1	-14	-14
Proceeds from (+) / payment of (-) short-term loans receivable	40	-4	52	-4	-31
Capital expenditures	-115	-157	-247	-270	-597
Proceeds from disposal of shares in Group companies, net of disposed cash	-1	-3	1	-3	-5
Proceeds from disposal of shares in associated companies	5	1	5	1	4
Disposal of businesses	1	1	-121	1	3
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	416	1 414	1 392	3 594	6 090
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	546	—	827	1 156
Proceeds from sale of non-current available-for-sale investments	4	9	8	33	57
Proceeds from sale of fixed assets	23	19	90	27	48
Dividends received	3	1	3	1	1
Net cash from investing activities	312	684	781	1 552	1 499

Cash flow from financing activities
Other contributions from shareholders	—	46	—	46	546
Proceeds from long-term borrowings	1	1	1	1	1
Repayment of long-term borrowings	-141	-25	-193	-28	-51
Proceeds from (+) / payment of (-) short-term borrowings	343	771	1	335	-59
Dividends paid	-743	-1 484	-749	-1 504	-1 536
Net cash used in financing activities	-540	-691	-940	-1 150	-1 099

Foreign exchange adjustment	74	29	97	-234	107
Net increase (+) / decrease (-) in cash and cash equivalents	-52	-154	-550	-181	1 644
Cash and cash equivalents at beginning of period	8 738	7 565	9 236	7 592	7 592
Cash and cash equivalents at end of period	8 686	7 411	8 686	7 411	9 236

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-773				-773	-26	-799
Net investment hedge gains, net of tax				180				180		180
Cash flow hedges, net of tax					18			18	26	44
Available-for-sale investments, net of tax					12			12		12
Other decrease, net							-8	-8	-1	-9
Loss							-24	-24	-237	-261
Total comprehensive income	—	—	—	-593	30	—	-32	-595	-238	-833
Share-based compensation		0						—		—
Excess tax benefit on share-based compensation		-3						-3		-3
Settlement of performance and restricted shares		-10	17			-11		-4		-4
Other contributions from shareholders		46						46		46
Dividend							-1 484	-1 484	-8	-1 492
Acquisitions and other change in non-controlling interests								—	14	14
Total of other equity movements	—	33	17	—	—	-11	-1 484	-1 445	6	-1 439
Balance at June 30, 2011	246	345	-646	232	33	3 150	8 984	12 344	1 615	13 959

Balance at December 31, 2011	246	362	-644	771	154	3 148	7 836	11 873	2 043	13 916
Translation differences				233				233	17	250
Net investment hedge losses, net of tax				-72				-72		-72
Cash flow hedges, net of tax					18			18	11	29
Available-for-sale investments, net of tax					34			34	1	35
Other increase, net							14	14	2	16
Loss							-2 339	-2 339	-762	-3 101
Total comprehensive income	—	—	—	161	52	—	-2 325	-2 112	-731	-2 843
Share-based compensation		-8						-8		-8
Settlement of performance and restricted shares		-5	15			-12		-2		-2
Dividend							-742	-742	-2	-744
Other change in non-controlling interests								—	1	1
Total of other equity movements	—	-13	15	—	—	-12	-742	-752	-1	-753
Balance at June 30, 2012	246	349	-629	932	206	3 136	4 769	9 009	1 311	10 320

INTEREST-BEARING LIABILITIES, EUR million

(unaudited)

Nokia	Issuer/Borrower	Final Maturity	30.06.2012	30.06.2011	31.12.2011
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—	—
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250	1 250
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	793	700	766
USD Bond 2039 (500 million 6.625%)	Nokia Corporation	May 2039	396	350	383
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500	500
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		320	222	298

Total Nokia			3 759	3 521	3 697

Nokia Siemens Networks	Issuer/Borrower	Final Maturity	30.06.2012	30.06.2011	31.12.2011
Revolving Credit Facility (EUR 2 000 million)	Nokia Siemens Networks Finance B.V.	June 2012	—	826	612
Bank Term Loan (EUR 750 million)	Nokia Siemens Networks Finance B.V.	June 2013	750	—	—
Revolving Credit Facility (EUR 750 million)	Nokia Siemens Networks Finance B.V.	June 2015	—	—	—
EUR Finnish Pension Loan	Nokia Siemens Networks Finance B.V.	October 2015	154	198	176
EUR EIB R&D Loan	Nokia Siemens Networks Finance B.V.	January 2015	200	250	250
EUR Nordic Investment Bank	Nokia Siemens Networks Finance B.V.	March 2015	80	80	80
Other interest-bearing liabilities	Nokia Siemens Networks Finance B.V. and various subsidiaries		278	592	507

Total Nokia Siemens Networks			1 462	1 946	1 625

Total Nokia Group			5 221	5 467	5 321

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants. All Nokia Siemens Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Nokia Siemens Networks borrowings and thus these are non-recourse to Nokia. All Nokia Siemens Networks Finance B.V. borrowings above are guaranteed by Nokia Siemens Networks Oy and also available to Nokia Siemens Networks Oy. In December 2011, Nokia Siemens Networks signed a forward starting term and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012.

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.06.2012	30.06.2011	31.12.2011

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	2	2	2

Contingent liabilities on behalf of Group companies
Other guarantees	1 186	1 311	1 292

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	24	—	—
Other guarantees	16	17	16

Leasing obligations	1 042	1 063	1 027

Financing commitments
Customer finance commitments	35	74	86
Venture fund commitments	109	156	133

1 EUR = 1.261 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2011.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced consumer demand for Nokia smartphones that operate on current versions of the Windows Phone platform as consumers anticipate our launch and sales ramp-up of Nokia smartphones with newer versions of the Windows Phone platform available from Microsoft, specifically the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – July 19, 2012

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

• Nokia plans to publish its third quarter 2012 interim report on October 18, 2012.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal